UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006 OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

Commission File Number 1-9052

A.                                   Full title of plan and the address of plan, if different from that of named issuer below:

THE DAYTON POWER AND LIGHT COMPANY
SAVINGS PLAN FOR COLLECTIVE BARGAINING EMPLOYEES

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DPL INC.
1065 Woodman Drive
Dayton, Ohio  45432

The Dayton Power and Light Company
Savings Plan for Collective Bargaining Employees

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Dayton, Ohio

We have audited the accompanying statements of net assets available for benefits of The Dayton Power and Light Company Savings Plan for Collective Bargaining Employees as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Battelle & Battelle LLP

June 26, 2007

Dayton, Ohio

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Statement of Net Assets Available for Benefits

	At December 31,
	2006			2005
	# Shares	Amount		# Shares	Amount
ASSETS

Investments at Fair Value (Notes 2(d) and 3):
Common Stock:
DPL Inc. Common Stock	495,085	$13,753,451	*	540,717	$14,064,047	*

Money Market Fund:
Prime Reserve Fund	10,499,430	10,499,430	*	9,865,291	9,865,291	*

Mutual Funds:
Equity Income Fund	399,994	11,819,813	*	437,912	11,350,671	*
Equity Index 500 Fund	278,927	10,610,369	*	295,631	9,918,422	*
New Horizons Fund	222,484	7,184,012	*	228,905	7,265,456	*
Blue Chip Growth Fund	117,370	4,193,624	*	130,068	4,250,626	*
Spectrum Income Fund	265,473	3,236,117	*	230,265	2,714,829
International Stock Fund	66,720	1,122,905		65,946	975,337
Retirement 2010 Fund	15,450	245,195		—	—
Retirement 2015 Fund	9,240	114,302		—	—
Retirement 2030 Fund	920	17,110		—	—
Retirement 2025 Fund	541	6,956		—	—
Retirement Income Fund	470	6,174		—	—
Retirement 2035 Fund	177	2,333		—	—
Retirement 2020 Fund	17	301		—	—
Retirement 2045 Fund	16	203		—	—
Total Mutual Funds		38,559,414			36,475,341

Total Investments		62,812,295			60,404,679

Receivables (Note 4):
Participant Contributions		84,064			37,770

Net Assets Available for Benefits		$62,896,359			$60,442,449

* Investments that exceed 5% of Net Assets Available for Benefits.

The accompanying notes are an integral part of the financial statements.

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2006	2005
Investment Income (Notes 2(d) and 3):
Net Appreciation/(Depreciation) in Fair Value of Investments:
Common Stock:
DPL Inc. Common Stock Fund	$911,147	$541,456

Mutual Funds:
Equity Income Fund	1,455,912	(274,680)
Equity Index 500 Fund	1,267,801	302,961
New Horizons Fund	144,395	559,935
Blue Chip Growth Fund	380,721	221,635
Spectrum Income Fund	101,339	(55,749)
International Stock Fund	129,106	111,073
Retirement 2010 Fund	(919)	—
Retirement 2015 Fund	(3,401)	—
Retirement 2030 Fund	56	—
Retirement 2025 Fund	(143)	—
Retirement Income Fund	83	—
Retirement 2035 Fund	(21)	—
Retirement 2020 Fund	(3)	—
Retirement 2045 Fund	(1)	—
Total Mutual Funds	3,474,925	865,175

Total Net Appreciation	4,386,072	1,406,631

Litigation settlement proceeds (Note 10)	—	196,889

Dividends	2,221,171	2,014,449

Net Investment Income	6,607,243	3,617,969

Transfer from other Company sponsored plan	196,036	144,117

Participant Contributions (Note 4)	2,966,092	2,723,013

	9,769,371	6,485,099

Deductions in Net Assets Attributable to:
Transfer to other Company sponsored plan (Note 4)	(62)	(312,668)
Benefits Paid to Participants	(7,315,399)	(3,271,009)

Net Increase	2,453,910	2,901,422

Net Assets Available for Benefits:

Beginning of year	60,442,449	57,541,027

End of year	$62,896,359	$60,442,449

The accompanying notes are an integral part of the financial statements.

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Notes to Financial Statements

December 31, 2006 and 2005

Note 1 - Plan Description:

(a)  General

The Dayton Power and Light Company Savings Plan for Collective Bargaining Employees (the Plan), effective December 1, 1986, as amended, was established by the Board of Directors of The Dayton Power and Light Company (the Company) to provide eligible union employees of the Company with a 401(k) plan.  The Plan is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  A union employee becomes eligible for the Plan on the first day of the first month following thirty days of employment.

(b)  Participant Contributions

An eligible participant may execute a salary deferral agreement directing the Company to contribute to the Plan on behalf of the participant at least one percent or any higher whole percentage of compensation (less incentive compensation), or a fixed dollar amount, per pay period.  In addition, the participant may contribute up to 100 percent (in whole percentages), or a fixed dollar amount, of any incentive compensation.  Both salary deferral and incentive compensation contributions are subject to certain Internal Revenue Service (IRS) limitations.  The participant may also contribute up to 100 percent (in whole percentages) from an annual lump-sum payment constituting part of the compensation for collective bargaining employees. Participants who would have attained age 50 before the close of the plan year are eligible to make additional “catch-up” contributions, subject to certain IRS limitations.

Effective October 1, 2006, all new employees are automatically enrolled in the 401(k) at a default contribution rate of 3% which is invested in the appropriate Retirement Income Fund.  Employees may opt out of this automatic election or choose to increase the percentage of deferrals.

Participants may also elect to direct a portion of a Company-sponsored welfare benefit plan, another component of compensation, into the Plan.  Contributions to the Plan from the welfare benefit plan were $47,765 and $43,113 for the years ended December 31, 2006 and 2005, respectively, and are reported as Employee Contributions on the Statement of Changes in Net Assets Available for Benefits.

(c)  Employer Contributions

The Company may match $1.50 for every $1.00 of participant contributions, up to $1,600 annually, with DPL Inc. common stock, held in a separate DPL Inc. Employee Stock Ownership Plan (ESOP Plan).

(d)  Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Employer matching contributions are held in the ESOP and are cliff-vested 100 percent generally after three years’ service (five years if hired prior to January 1, 2002).  Forfeitures of employer matching contributions held in the ESOP Plan are used to reduce future employer matching contributions.

(e)  Participant Accounts

Each participant’s account is credited with the participant’s elective deferrals and an allocation of employer contributions (if any), Plan earnings (losses) and any Plan expenses the Company may not elect to pay.  Participants can self-direct their contributions to a variety of investment options offered by the Plan with varied risk and return potential.

(f)  Payment of Benefits

In general, participants are eligible for lump-sum distributions upon termination of their employment and the submission and subsequent approval of an application for benefits.  Earlier distributions can occur for a Qualified Domestic Relations Order, death or disability.  Otherwise, distribution must occur within 60 days after the plan year in which the later of one of the following events occur:  65th birthday if already left the Company, 10th anniversary of participation if already left the Company, or termination after age 65.  Participants are allowed to take distributions during employment if older than 59 1/2 and/or for a hardship as defined in the Plan document.

(g)  Plan Termination

Although the Company expects the Plan to continue indefinitely, it reserves the right to discontinue employer contributions or terminate the Plan at any time.  If the Plan should be terminated, in whole or in part, participants will be entitled to withdraw the full value of their accounts, or to the extent allowed by law.

Note 2 - Summary of Significant Accounting Policies:

(a)  Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b)  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

(c)  Payment of Benefits

Benefits are recorded when paid.

(d)  Investment Valuation and Income Recognition

Investments are reported at fair value using quoted market prices.  Investments in mutual funds and money market funds are reported at fair value based on the fair value of the underlying net assets of the mutual funds as determined by those funds.

Realized and unrealized gains and losses are based on the difference between the fair market values of the investments at the beginning of the year or the purchase date, and the fair market values at the end of the year or the sales dates, as applicable, and are reflected in the Statement of Changes in Net Assets Available for Plan Benefits.

Purchases and sales of investments are recorded on a trade-date basis.  Dividend income is recorded on an ex-dividend basis. Capital gain distributions are included in dividends.

Note 3 - Related Party Transactions (Parties-in-Interest)

Certain Plan investment purchases and sales are shares of mutual funds managed by T. Rowe Price.  T. Rowe Price is the Trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.  During the years ended December 31, 2006 and 2005, such purchases were $8,147,117 and $10,518,854, respectively, and such sales totaled $8,903,768 and $6,955,164, respectively.

Certain Plan investment purchases and sales are shares of DPL Inc. common stock.  During the years ended December 31, 2006 and 2005, purchases of DPL Inc. common stock were $1,147,019 and $1,451,516, respectively, and sales of DPL Inc. common stock totaled $2,368,762 and $2,569,815, respectively.  The ending balance of DPL Inc. common stock represents approximately 21.9% and 23.2% of the Plan’s total investments as of December 31, 2006 and 2005, respectively.

Note 4 - Contributions:

Employee contributions withheld by the Company are paid into the Plan as soon as administratively possible.

In 2006 and 2005, there was a transfer of $62 and $312,668, respectively, between the Plan and the Employee Savings Plan for Non-Union Employees. These transfers reflect the movement of savings for employees who have changed from union to non-union status.

The Plan allows for participants who have completed ten years of participation in the ESOP and attained age 55 to transfer into the Plan a percentage of their DPL Inc. ESOP shares.  Such transfers during 2006 and 2005 totaled $196,036 and $144,117 respectively.

Note 5 - Administrative Expenses:

The Plan is administered by the Company, without charge to the Plan, and trusteed by T. Rowe Price Inc.  The Company has elected to pay the fees incurred in the administration of the Plan including the trustee’s compensation, expenses, and any broker’s fees incurred by the trust.

Note 6 - Benefits:

Benefit obligations to participants who have withdrawn from the plan were $0 and $91,062 at December 31, 2006 and 2005, respectively. These amounts are reflected as liabilities in the Plan’s Form 5500, but are not reflected as liabilities under accounting principles generally accepted in the United States of America and accordingly are not reflected in the accompanying financial statements.

Note 7 - Federal Income Taxes

The Plan is designed and being operated to be exempt from federal income tax as a qualified employee benefit plan under Sections 401(a) and 501(a) of the Internal Revenue Code (IRC).  The Plan received a determination letter from the IRS dated February 11, 2003 indicating the Plan is so qualified.   The Plan has been amended since receiving this determination letter.  However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable IRC requirements.

Note 8 – Plan Amendment:

During 2005, the Plan was amended to allow for automatic payment of a participant’s vested balance upon termination, provided that the vested balance is less than $1,000 and the participant is less than 65 years old.

Note 9 – Risks and Uncertainties:

Investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Note 10 – Litigation Settlement Proceeds

During 2004, the Plan received $947,379 in proceeds from the settlement of a class action lawsuit filed against DPL Inc.  As of December 31, 2004, these proceeds were included in the Prime Reserve Fund.  During 2005, the Plan received an additional $196,889 in proceeds from the settlement.  In 2005 the Plan allocated these proceeds to the individual participant accounts for those participants who held DPL Inc. shares in their account during the period covered by the settlement agreement.  There were no such proceeds in 2006.

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

EIN # 31-0258470

Plan # 005

Schedule H, Line 4i – Schedule of Assets Held at End of Year

December 31, 2006

Party-in Interest	Identity of Issuer	Description of Investment	Current Value
(a)	(b)	(c)	(e)

*	DPL Inc.	DPL Inc. Common Stock Fund (495,085 shares)	$13,753,451
*	T. Rowe Price Associates Inc.	Equity Income Fund (399,994 shares)	11,819,813
*	T. Rowe Price Associates Inc.	Equity Index 500 Fund (278,927 shares)	10,610,369
*	T. Rowe Price Associates Inc.	Prime Reserve Fund (10,499,430 shares)	10,499,430
*	T. Rowe Price Associates Inc.	New Horizons Fund (222,484 shares)	7,184,012
*	T. Rowe Price Associates Inc.	Blue Chip Growth Fund (117,370 shares)	4,193,624
*	T. Rowe Price Associates Inc.	Spectrum Income Fund (265,473 shares)	3,236,117
*	T. Rowe Price Associates Inc.	International Stock Fund (66,720 shares)	1,122,905
*	T. Rowe Price Associates Inc.	Retirement 2010 Fund (15,450 shares)	245,195
*	T. Rowe Price Associates Inc.	Retirement 2015 Fund (9,240 shares)	114,302
*	T. Rowe Price Associates Inc.	Retirement 2030 Fund (920 shares)	17,110
*	T. Rowe Price Associates Inc.	Retirement 2025 Fund (541shares)	6,956
*	T. Rowe Price Associates Inc.	Retirement Income Fund (470 shares)	6,174
*	T. Rowe Price Associates Inc.	Retirement 2035 Fund (177 shares)	2,333
*	T. Rowe Price Associates Inc.	Retirement 2020 Fund (17 shares)	301
*	T. Rowe Price Associates Inc.	Retirement 2045 Fund (16 shares)	203
			$62,812,295

Note:  An  (*)  in column (a) identifies a person to be a party-in-interest to the plan.

Column (d) has been omitted, as it is not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Operating Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

The Dayton Power and Light Company Savings Plan for Collective Bargaining Employees
(Name of Plan)

Date	June 26, 2007	/s/ John J. Gillen
John J. Gillen
Senior Vice President and Chief Financial Officer
DPL Inc. and The Dayton Power and Light Company